Exhibit 99.2

Genius Sports Reports Strong Second Quarter 2021 Results

•	Q2 revenue more than doubled year-over-year to $55.8m

•	Second quarter Group Adj. EBITDA up 126% year-over year to $5.2m

•	Enhanced our technological capabilities with the acquisitions of Spirable, Second Spectrum and FanHub, supporting improved long-term customer traction

•

Announced multi-year strategic partnerships with DraftKings, Caesars, WynnBET and 888 SI Sportsbook to provide our full range of official sportsbook data and content and fan engagement solutions, including a complete suite of NFL-related products

•	Raised $435 million of primary and secondary proceeds in an upsized public offering

•	Tightening 2021 Group Revenue guidance at the high end of the previous range from $250-$260m to $255-$260m and reaffirming Group Adj. EBITDA guidance of $10-$20m

LONDON & NEW YORK, September 8, 2021 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal 2021 second quarter ended June 30, 2021.

“We’re enormously proud of our continued execution in the second quarter and our ability to implement our end-to-end solutions on behalf of our industry partners,” said Mark Locke, GSL Co-Founder and CEO. “We continue to significantly expand our leading portfolio of official rights by partnering with sports leagues and federations in key regions across the globe. Our comprehensive suite of premium content, technology services and fan engagement solutions have strengthened our commercial partnerships. Our recently announced NFL-related agreements with sportsbook operators have validated our strategy and instilled confidence in our ability to deliver results at the high end of our previous guidance for the year.”

$ in thousands	Q221	Q220%		1H21	1H20%
Group Revenue	55,849	26,797	108.4%	109,587	62,166	76.3%
Betting Technology, Content & Services	40,673	18,352	121.6%	79,628	45,774	74.0%
Sports Technology & Services	7,190	3,506	105.1%	12,596	7,323	72.0%
Media Technology, Content & Services	7,986	4,939	61.7%	17,363	9,069	91.5%
Group Adj. EBITDA	5,191	2,292	126.5%	14,449	4,093	253.0%
Group Adj. EBITDA Margin	9.3%	8.6%	0.7%	13.2%	6.6%	6.6%

Q2 2021 Financial Highlights

•

Group Revenue: Group revenue increased 108% year-over-year to $55.8 million, driven by significant growth in our core Betting Technology, Content & Services product, and supported by strong growth in the Sports and Media Technology businesses. On a constant currency basis, revenue increased $25.6 million, or 84% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 122% year-over-year to $40.7 million. Growth in the business was driven by the return of sports calendars, increased market share, higher share of wallet through additional services for sportsbooks, and new customer wins.

•

Sports Technology & Services: Revenue increased 105% year-over-year to $7.2 million, driven by the inclusion of revenues relating to two acquisitions, Sportzcast, acquired in December 2020, and Second Spectrum, acquired in June 2021.

•	Media Technology, Content & Services: Revenue increased 62% year-over-year to $8.0 million, driven by increased advertising spend in the US and Europe alongside new key customer wins.

•	Group Adj. EBITDA: Group adjusted (non-GAAP) EBITDA increased to $5.2 million from $2.3 million, driven by revenue growth, strong operating leverage, and disciplined cost control.

•	Group Adjusted EBITDA margin was 9% in the quarter.

Business Highlights

During the second quarter reporting period:

•

Agreed to new official partnerships with sports leagues and federations, including, but not limited to, Argentine Football Association (AFA), Professional Pickleball Association (PPA), and The Colombian Soccer Major Division (DIMAYOR).

•	Raised $435 million of primary and secondary proceeds in an upsized public offering. Genius intends to use the net primary proceeds for general corporate purposes.

•	Closed the two previously announced acquisitions of FanHub and Second Spectrum, demonstrating efficient M&A integration.

•

Named “Acquisition & Retention Partner of the Year” at this year’s EGR North America Awards, which recognizes companies that “excelled as a marketing partner to sportsbook and iGaming operators during the past 12 months.”

After the second quarter reporting period:

•

Announced multi-year strategic partnerships with DraftKings, Caesars, WynnBET and 888 SI Sportsbook to provide our full range of official sportsbook data and content and fan engagement solutions, including a complete suite of NFL-related products.

•

Announced acquisition of Spirable, a leading creative performance platform that will enable Genius to combine official data-driven marketing with curated video content to deliver a more personalized fan experience.

•	Announced strategic partnership with MEDIAPRO Canada, to grow Canadian soccer fan engagement and further strengthen both Genius Sports and MEDIAPRO’s existing relationships with the sport.

•

Genius was granted a permanent sports wagering license by the West Virginia Lottery Commission, marking our commitment to supporting the development of, and operating in, regulated territories in partnership with fully licensed sportsbooks.

•	Secured a multi-year agreement with the British Columbia Lottery Corporation (BCLC), to support its sportsbook operations as Canada legalizes single-event sports wagering.

•	Genius was granted a long-term Online Sports Wagering Vendor Permit by the Wyoming Gaming Commission.

•

Appointed Kim Williams-Bradley to Genius Sports’ Board of Directors, bringing over two decades of experience in key leadership positions within sports and media, including the NFL, WTA, Core Media Group and Warner Bros. Entertainment Group.

•	Appointed Former NFL Network and ESPN CEO, Steve Bornstein, to the newly created executive role of President, North America.

Financial Outlook

The Company updated its full-year 2021 projections and now expects to generate revenue of approximately $255 to $260 million (previously $250 to $260 million) and adjusted EBITDA of approximately $10 to $20 million.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$55,849	$26,797	$109,587	$62,166
Cost of revenue	240,192	22,847	280,305	50,509

Gross (loss) profit	(184,343)	3,950	(170,718)	11,657

Operating expenses:
Sales and marketing	6,982	2,705	10,866	7,125
Research and development	6,881	2,153	10,139	4,575
General and administrative	224,832	6,386	233,701	13,784
Transaction expenses	6,081	—	6,770	—

Total operating expense	244,776	11,244	261,476	25,484

Loss from operations	(429,119)	(7,294)	(432,194)	(13,827)

Interest income (expense), net	(663)	(1,912)	(3,010)	(3,820)
Gain (loss) on disposal of assets	(1)	—	(1)	—
Change in fair value of derivative warrant liabilities	(38,867)	—	(38,867)	—
Gain (loss) on foreign currency	4,867	533	4,704	(357)

Total other income (expenses)	(34,664)	(1,379)	(37,174)	(4,177)

Loss before income taxes	(463,783)	(8,673)	(469,368)	(18,004)

Income tax benefit (expense)	(381)	1,187	(118)	2,974

Net loss	$(464,164)	$(7,486)	$(469,486)	$(15,030)

Net loss per common share:
Basic and diluted	$(3.08)	$(0.11)	$(4.24)	$(0.21)
Weighted average common stock outstanding:
Basic and diluted	150,854,888	70,040,242	110,670,810	70,040,242

Genius Sports Limited

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	(Unaudited) June 30	December 31
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$275,334	$11,781
Accounts receivable, net	31,289	24,776
Contract assets	15,439	10,088
Prepaid expenses	11,053	4,107
Other current assets	11,439	10,584

Total current assets	344,554	61,336

Property and equipment, net	10,371	5,002
Intangible assets, net	198,218	114,542
Goodwill	324,843	200,624
Deferred tax asset	5	5
Other assets	11,996	9,496

Total assets	$889,987	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$11,763	$10,106
Accrued expenses	35,761	35,220
Deferred revenue	33,705	26,036
Current debt	23	10,272
Derivative warrant liabilities	123,618	—
Other current liabilities	12,570	3,714

Total current liabilities	217,440	85,348

Long-term debt – less current portion	78	82,723
Deferred tax liability	27,877	8,097
Other liabilities	1,987	3,589

Total liabilities	247,382	179,757

Temporary equity:
Preference shares, $0.0001 par value, none authorized, issued and outstanding at June 30, 2021; 218,561,319 shares authorized, issued and outstanding at December 31, 2020	—	350,675

Total temporary equity	—	350,675

Shareholders’ deficit
Common stock, $0.01 par value, unlimited shares authorized, 186,459,124 shares issued and outstanding at June 30, 2021; 70,040,242 shares authorized, issued and outstanding at December 31, 2020	1,865	24
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at June 30, 2021; none authorized, issued and outstanding at December 31, 2020	2	—
Additional paid-in capital	1,265,149	2,393
Accumulated deficit	(634,050)	(153,237)
Accumulated other comprehensive income	9,639	11,393

Total shareholders’ deficit	642,605	(139,427)

Total liabilities, temporary equity and shareholders’ deficit	$889,987	$391,005

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2021	2020
Cash Flows from operating activities:
Net loss	$(469,486)	$(15,030)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	22,410	16,408
Loss (gain) on disposal of assets	1	—
Stock-based compensation	414,505	—
Change in fair value of derivative warrant liabilities	38,867	—
Non-cash interest expense (income), net	2,605	3,207
Amortization of contract cost	386	586
Deferred income taxes	(6)	(3,070)
Loss (gain) on foreign currency remeasurement	(4,640)	662
Changes in assets and liabilities
Effect of business combinations	(22,233)	—
Accounts receivable, net	(6,243)	(796)
Contract asset	(5,189)	2,066
Prepaid expenses	(6,718)	(569)
Other current assets	(366)	(892)
Other assets	(2,731)	(494)
Accounts payable	1,287	(1,810)
Accrued expenses	20	6,252
Deferred revenue	7,388	3,593
Other current liabilities	3,815	(20)
Other liabilities	(231)	(12)

Net cash provided by (used in) operating activities	(26,559)	10,081

Cash flows from investing activities:
Purchases of property and equipment	(729)	(563)
Capitalization of internally developed software costs	(8,456)	(8,762)
Repayment of executive loan notes	4,738	—
Purchases of intangible assets	—	(1,094)
Acquisition of business, net of cash acquired	(80,331)	—
Proceeds from disposal of assets	41	103

Net cash used in investing activities	(84,737)	(10,316)

Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	276,341	—
dMY Technology Group, Inc. II transaction costs	(24,828)	—
Capitalization of Genius transaction costs	(20,217)	—
PIPE financing, net of equity issuance costs	316,800	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	237,707	—
Issuance of B shares	2	—
Preference shares payout and Incentive Securities Catch-Up Payment	(313,162)	—
Repayment of loans and mortgage	(96,959)	(10)
Proceeds from shareholder deposits	—	91

Net cash provided by financing activities	375,684	81

Effect of exchange rate changes on cash	(835)	(1,994)

Net increase (decrease) in cash	263,553	(2,148)
Cash, beginning of period	11,781	8,228

Cash, end of period	$275,334	$6,080

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$405	$613
Cash paid during the period for income taxes	$130	$131
Supplemental disclosure of noncash investing and financing activities:
Preferred share accretion	$11,327	$15,559
Conversion of preference shares to common stock	$69,272	$—
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$(84,664)	$—

Genius Sports Limited

Reconciliation of GAAP Net loss to Adjusted EBITDA

(Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(dollars, in thousands)
Consolidated net loss	$(464,164)	$(7,486)	$(469,486)	$(15,030)
Adjusted for:
Net, interest expense	663	1,912	3,010	3,820
Income tax expense (benefit)	381	(1,187)	118	(2,974)
Amortization of acquired intangibles (1)	7,391	5,191	13,243	10,483
Other depreciation and amortization (2)	5,073	3,644	9,553	6,511
Stock-based compensation (3)	414,505	—	414,505	—
Transaction expenses	6,081	—	6,770	—
Litigation and related costs (4)	822	753	1,700	928
Change in fair value of derivative warrant liabilities	38,867	—	38,867	—
Other (5)	(4,428)	(535)	(3,831)	355

Adjusted EBITDA	$5,191	$2,292	$14,449	$4,093

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes restricted shares and stock options granted to employees and directors and equity-classified non-employee awards issued to suppliers.
(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)	Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM EDT to discuss the Company’s second quarter results.

The conference call may be accessed by dialing (760) 294-1674 for domestic callers or one of the dial-in numbers listed here for international callers.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports leagues and federations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

Adjusted EBITDA

We present Group adjusted EBITDA, a non-GAAP performance measure, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock based compensation expense.

Group adjusted EBITDA is used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 30, 2021.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird / Charlie Harrison, The One Nine Three Group

+44 7772 031 886 / +44 7884 136 143

tristan.peniston-bird@the193.com / Charlie.harrison@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

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